UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 18)1

MRV Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.0017 per share

(Title of Class of Securities)

553477407

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553477407

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,136,864
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,136,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,136,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 553477407

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,136,864
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,136,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,136,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%
14	TYPE OF REPORTING PERSON

HC

3

CUSIP No. 553477407

1	NAME OF REPORTING PERSON

Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,759
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

59,934
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 553477407

1	NAME OF REPORTING PERSON

Brian J. Bellinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,908
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,083
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 553477407

The following constitutes Amendment No. 18 to the Schedule 13D filed by the undersigned (“Amendment No. 18”). This Amendment No. 18 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 2, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ADVA NA Holdings, Inc. (“Parent”), and Golden Acquisition Corporation, a wholly-owned Subsidiary of Parent (“Merger Sub”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding Shares of the Issuer, including all associated rights under that certain rights agreement, as amended, between the Issuer and American Stock Transfer & Trust Company, LLC, as rights agent, dated as of January 26, 2016, on the terms and subject to the conditions set forth in the Merger Agreement at a price per Share of $10.00 (the “Offer Price”), subject to the terms and conditions of the Merger Agreement. Following completion of the Offer, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger.

At the effective time of the Merger (the “Effective Time”), each Share (other than (a) Shares held by the Issuer as treasury stock or owned by Merger Sub, Parent or any subsidiary of the Issuer; and (b) Shares held by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable taxes required to be withheld (the “Merger Consideration”). As a result of the Merger, the Shares will cease to be publicly held and the Issuer will become a subsidiary of Parent.

The Merger Agreement provides that, immediately prior to the Effective Time, any then outstanding option to acquire Shares granted under an Issuer stock plan (an “Option”) whether or not then otherwise vested or exercisable, shall be cancelled in exchange for the right of the holder of such Option to receive from the surviving corporation a cash amount equal to the product of (i) the total number of Shares then still covered by the Option multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share under such Option; provided that if the exercise price per Share under any such Option is equal to or greater than the Merger Consideration, such Option shall be cancelled immediately prior to the Effective Time without any payment or other consideration being made or owed in respect thereof. The Merger Agreement further provides that, immediately prior to the Effective Time, each then outstanding share of restricted stock issued pursuant to an Issuer stock plan shall become fully vested and shall participate in the Merger on the same basis as any other outstanding Shares.

Merger Sub has agreed to commence the Offer as promptly as reasonably practicable, and in any event within 10 business days, after the date of the Merger Agreement. The consummation of the Offer will be conditioned on there having been validly tendered into and not validly withdrawn prior to any then scheduled expiration time the number of Shares that, together with the Shares beneficially owned by Parent or Merger Sub (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all options and other convertible or derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), and excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures. The consummation of the Offer is also subject to other conditions.

6

CUSIP No. 553477407

In connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into Tender and Support Agreements, dated as of July 2, 2017 (the “Support Agreements”), with Raging Capital, Kenneth H. Traub and Brian J. Bellinger, among other individuals. The Support Agreements obligate Raging Capital, Mr. Traub and Mr. Bellinger to tender their Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement.

The foregoing description of the Merger Agreement, the Merger and the Offer does not purport to be complete and is qualified in its entirety by reference to the Form 8-K filed by the Issuer on July 3, 2017 disclosing the foregoing. The foregoing description of the Support Agreements is qualified in its entirety by reference to the full text of the Support Agreements, a form of which is referenced as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 6,812,047 Shares outstanding, which is the total number of Shares outstanding as of July 1, 2017 as reported in Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on July 3, 2017.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own the 2,136,864 Shares, constituting approximately 31.4% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2.

As of the close of business on the date hereof, Kenneth H. Traub may be deemed to beneficially own 62,759 Shares (consisting of 5,182 Shares he purchased in the open market, 28,649 Shares of currently vested restricted stock, 2,825 Shares of unvested restricted stock, and 26,103 Shares underlying currently exercisable options), constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, Brian J. Bellinger may be deemed to beneficially own 16,908 Shares (consisting of 14,083 Shares underlying currently exercisable options, and 2,825 Shares of unvested restricted stock), constituting less than 1% of the Shares outstanding.

All restricted stock and options reported in this Item 5 were awarded to each of Mr. Traub and Mr. Bellinger in his capacity as a director of the Issuer.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own. Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

7

CUSIP No. 553477407

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master.

Kenneth H. Traub may be deemed to have the sole power to vote 62,759 Shares beneficially owned by him and may be deemed to have the sole power to dispose of 59,934 Shares beneficially owned by him.

Brian J. Bellinger may be deemed to have the sole power to vote 16,908 Shares beneficially owned by him and may be deemed to have the sole power to dispose of 14,083 Shares beneficially owned by him.

(c)       On June 1, 2017, each of Messrs. Traub and Bellinger received 2,825 restricted Shares and stock options to purchase 6,245 Shares at an exercise price of $8.90 per Share in his capacity as a director of the Issuer. The Reporting Persons have not entered into any other transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Support Agreements described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description
99.1	Form of Tender and Support Agreement, dated July 2, 2017 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Issuer on July 3, 2017).

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CUSIP No. 553477407

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2017	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch, as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub

/s/ Brian J. Bellinger
Brian J. Bellinger

9